April 28, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attention: Mr. Mark A. Wojciechowski

Re:	Comment Letter Received March 24, 2006
Credo Petroleum Corporation
Form 10-K, Filed January 30, 2006
File No. 000-08877
Dear Mr. Wojciechowski:
     This letter is Credo Petroleum Corporation’s (the “Company”) response to the comment letter received from the Securities and Exchange Commission (“SEC”) dated March 23, 2006 related to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2005. This letter addresses each of the SEC’s comments in the order they appear in the comment letter and provides the Company’s proposed response.
Properties, page 11
Significant Properties, Estimated Proved Oil and Gas Reserves, page 11
1.	The SEC’s first comment is related to the tabular disclosure of Estimated Future Net Revenues Discounted at 10% (PV-10) on page 12 of the Company’s Annual Report on Form 10-K for the year ended October 31, 2005. The SEC states that the Company should either remove this measure from its filings or comply with the disclosure requirements of Item 10(e) of Regulation S-K by providing a reconciliation to the Standardized Measure of Future Net Discounted Cash Flows From Reserves disclosed in tabular format in Note 8, Supplementary Oil and Gas Information, to the Company’s Consolidated Financial Statements for the year ended October 31, 2005.
Company’s Proposed Response:
     The Company will provide a reconciliation of Estimated Future Net Revenues Discounted at 10% to the Standardized Measure of Discounted Future Net Cash Flows From Reserves disclosed in Note 8, Supplementary Oil and Gas Information, to the Company’s Consolidated Financial Statements for the year ended October 31, 2005. The disclosure made in the Company’s Annual Report on Form 10-K for the year ended October 31, 2005 will be enhanced as proposed below and included in the Company’s Quarterly Report on Form 10-Q for the six months ending April 30, 2006. Thereafter, the proposed enhanced disclosure will be made annually and included in the Company’s Annual Report on Form 10-K.
     The reconciliation proposed by the Company is set forth below and will be included in a footnote to the table which contains the enhanced disclosure discussed above. The form of the footnote is provided below and approximates the form which the Company will use in its future disclosure.

Securities and Exchange Commission

     While Estimated Future Net Revenues Discounted at 10% is not a GAAP measure of operating performance or liquidity, the Company believes that it may be useful to an investor as an additional measure to evaluate its liquidity and operating performance. For full cost companies who drill new wells on an on-going basis, income taxes calculated using the applicable effective tax rate generally result in significant deferred income taxes which are not reasonably expected to be paid in the near term. The difference between this measure and the Standardized Measure of Future Net Discounted Cash Flows From Reserves is that this measure excludes future income tax expense and the effect of the 10% discount factor on future income tax expense. To reconcile Estimated Future Net Revenues Discounted at 10% to the Standardized Measure of Future Net Discounted Cash Flows From Reserves as shown in Note 8 to the Company’s Consolidated Financial Statements (i) subtract future income tax expense of $36,054,000, $19,965,000 and $11,094,000 for 2005, 2004 and 2003, respectively, from estimated future net revenues discounted at 10% and (ii) add back the effect of the 10% discount factor on future income tax expense of $14,332,000, $8,273,000 and $4,211,000 for 2005, 2004 and 2003, respectively, to estimated future net revenues discounted at 10% to arrive at the Standardized Measure of Future Net Discounted Cash Flows From Reserves.
Management’s Discussion and Analysis, page 17
Liquidity and Capital Resources, page 17
2.	The SEC’s second comment is related to the disclosure of Cash Flow From Operating Activities (Before Changes in Operating Assets and Liabilities) as a non-GAAP measure beginning on page 17 of the Company’s Annual Report on Form 10-K for the year ended October 31, 2005. The SEC states that it does not agree with the Company’s assertion that cash flows associated with revenues and expenses that comprise net income can be meaningfully distinguished from the actual collection and payments that are reflected in the working capital accounts and that the Company should either label and refer to this measure in a manner that is consistent with its character and include a discussion that is in compliance with Item(s) 10(e)(1)(i)(C) and 10(e)(1)(ii) of Regulation S-K or remove this measure from its filings.
Company’s Proposed Response:
     The Company will remove the non-GAAP measure Cash Flow From Operating Activities (Before Changes in Operating Assets and Liabilities) from all future 1933 and 1934 Act filings. If the Company provides an operating performance and liquidity measure in it’s future 1933 and 1934 Act filings, then, beginning with the Company’s Quarterly Report on Form 10-Q for the six months ending April 30, 2006, the Company will replace the non-GAAP measure Cash Flow From Operating Activities (Before Changes in Operating Assets and Liabilities) with Earnings Before Interest, Taxes, Depreciation, Depletion and Amortization, (“EBITDA”). The lead in paragraph and the form of the reconciliation between EBITDA and Net Income for the three years ended October 31, 2005, 2004 and 2003 is provided below and approximates the form which the Company may use in the future (the Company believes that such disclosure is in compliance with Item(s) 10(e)(1)(i)(C) and 10(e)(1)(ii) of Regulation S-K) related to this non-GAAP measure.
     The Company’s earnings before interest, taxes, depreciation, depletion and amortization, (“EBITDA”) increased to $9,701,000 for the year ended October 31, 2005 from $6,856,000 for the year ended October 31, 2004. Although EBITDA is not a GAAP measure of operating performance or liquidity, the Company believes that it may be useful to an investor as an additional measure to evaluate its liquidity and operating performance. Investors should not consider this measure in isolation or as a substitute for operating income, cash flows from operating activities or any other measure for determining the Company’s operating performance or liquidity that is calculated in accordance with GAAP. In addition, because EBITDA is not a GAAP measure, it may not necessarily be comparable to similarly titled measures employed by other companies. A reconciliation between EBITDA and net income is provided in the table below:

Securities and Exchange Commission

	Year Ended October 31,
	2005	2004	2003
RECONCILIATION OF EBITDA:
Net Income	$5,229,000	$3,650,000	$3,130,000
Add Back:
Interest Expense	37,000	39,000	46,000
Income Tax Expense	2,033,000	1,420,000	1,189,000
Depreciation, Depletion and Amortization Expense	2,402,000	1,747,000	1,333,000

EBITDA	$9,701,000	$6,856,000	$5,698,000

Oil and Gas Activities, page 19
Drilling Activities, page 19
3.	The SEC’s third comment is related to the Company’s April 12, 2005 response to the first comment from the SEC’s comment letter dated March 7, 2005. The Company’s response was not specific as to what the Company considered to be enhanced disclosure or additional information submitted to the Staff for their review. It was the Company’s belief that the SEC requested this additional information, which was related to the use of, composition of, and the Company’s calculation of the Reserve Replacement Percentage and Finding Cost per Mcfe and, as a result, the Company did not include the first five paragraphs or the two tables related to use, composition and calculation of these two measures, as included in the Company’s April 12, 2005 response, in any subsequent filings by the Company.
Company’s Proposed Response:
     The Company will no longer include the Reserve Replacement Percentage or Finding Cost per Mcfe measures in any future 1933 and 1934 Act filings with the SEC. The disclosure amounts for these two measures have been calculated on a consistent basis by the Company from the information disclosed in Note 8 to the Company’s Consolidated Financial Statements, Supplementary Oil and Gas Information, as described in the Company’s April 12, 2005 response to the SEC’s March 7, 2005 comment letter. The Company believes that the information it provides in Note 8 readily facilitates calculation of the two measures by investors familiar with the oil and gas industry. In addition, the measures are calculated by various oil and gas industry analysts and are available to investors in various industry publications.
Results of Operations, page 21
4.	The SEC’s fourth comment is related to revised disclosure surrounding the Company’s revenue recognition policy on operating revenues and also to the Company’s financial statement presentation of operating revenues and if that presentation is in compliance with Rule 4-10(c)(6)(iv) of Regulation S-X.
Company’s Proposed Response:
     In the Company’s April 12, 2005 response to comment six of the SEC’s comment letter dated March 7, 2005, the Company provided a two paragraph sample disclosure related to its revenue recognition policy which made no reference to a revenue recognition policy for operating revenue. This disclosure is included in Note 1, Summary of Significant Accounting Policies, (page 30) to the Company’s Consolidated Financial Statements on Form 10-K for the year ended October 31, 2005. The Company also provided additional information, which was submitted to the Staff for their review, discussing the nature of the Company’s operating revenue. Based upon the April 21, 2005 response received by the Company from the SEC that stated that the SEC’s review of the Company’s Form 10-K was completed and that there were no further comments, the Company believed the disclosure noted above fully satisfied the Staff’s concern related to comment six.

Securities and Exchange Commission

     The Company does not recognize income from contractual services as the proportional cost incurred by the Company exceeds revenues from such services billed. The Company believes that presenting such billings as revenue and reflecting actual costs incurred, gross of the contractual services fees, was not in violation of the requirements of Rule 4-10(c)(6)(iv) of Regulation S-X because no income was recognized. However, upon review of both the rule and guidance cited by the Staff, the Company will reclassify the contractual services revenue as an offset to the appropriate expense classification beginning with the Company’s Quarterly Report on Form 10-Q for the six months ending April 30, 2006 and in each subsequent 1934 Act filing. All prior periods presented will also be reclassified to conform to the Company’s proposed presentation.
Financial Statements and Supplementary Data, page 25
Consolidated Balance Sheets, page 26
5.	The SEC’s fifth comment is related to providing disclosure as to the composition of Inventory on the Company’s Consolidated Balance Sheets at October 31, 2005 and 2004, the manner by which it’s valued and the rationale for classification as a long-term asset. In addition, the SEC asks for an explanation as to what is included in Changes in Other Long-Term Assets in the investing section of the Consolidated Statement of Cash Flows and how these amounts are calculated.
Company’s Proposed Response:
     Beginning with the Company’s Quarterly Report on Form 10-Q for the six months ending April 30, 2006 the company will include in Note 1, Summary of Significant Accounting Policies, to its Consolidated Financial Statements disclosure related to inventory, if applicable, in a form that approximates the disclosure provided below. Thereafter, the proposed disclosure will be made annually and included in the Company’s Annual Report on Form 10-K.
     Inventory consists of finished goods, primarily compressors and tubulars, recorded at cost, which will be used in future development of the Company’s oil and gas properties. The Company has classified the amount as long-term as it is not held for re-sale even though a portion may be billed to joint interest owners in the normal course of business, and it will eventually be included in evaluated properties.
     In response to the SEC’s question regarding the composition and calculation of Changes in Other Long-Term Assets in the investing section of the Consolidated Statement of Cash Flows, the Company provides additional non-disclosure information as set forth below.
     The significant components of Changes in Other Long-Term Fixed Assets on the Company’s Consolidated Statement of Cash Flows are fixed assets other than oil and gas properties (i.e., furniture and fixtures, computer equipment, vehicles, etc.) and compressor and tubular inventory. The amounts have been consistently calculated in accordance with SFAS No. 95, Statement of Cash Flows, for the components of this Consolidated Statement of Cash Flows caption.
Note 1 — Summary of Significant Accounting Policies, page 30
Natural gas price hedging, page 33
6.	The SEC’s sixth comment is related to the cash and investment covenant in the Company’s hedging line of credit and whether or not the cash and investment balances related to this covenant should be classified as restricted on the Company’s Consolidated Balance Sheets for the years ended October 31, 2005 and 2004.

Securities and Exchange Commission

Company’s Proposed Response:
     The Company believes that Cash and Cash Equivalents and Short-Term Investments are properly classified on the Consolidated Balance Sheets at October 31, 2005 and 2004 as unrestricted and that no additional action is required for the following reasons:
1.	The Company believes that its hedging line of credit arrangement with its bank is not considered a compensating balance arrangement as there are no legal restrictions on the availability of cash.

2.	The Company’s hedging line of credit is unsecured and it is only pursuant to an affirmative covenant that the Company will maintain $3.0 million in cash and/or short-term investments, none of which are required to be maintained at the Company’s bank.

3.	The hedging line of credit is maintained by the Company only as an emergency precaution against margin calls.

4.	The Company has never drawn upon the hedging line of credit.

5.	There has never been a margin call against the line of credit.

6.	The hedging line of credit can only be drawn upon at the Company’s discretion.

7.	The Company can terminate the hedging line of credit at any time.
     If there are amounts outstanding under the hedging line of credit at the end of a reporting period for which there are legal restrictions on the availability of cash and cash equivalents and/or short-term investments, the Company will segregate the legally restricted portion of cash and cash equivalents and/or short-term investments as restricted at that time.
Note — 8 Supplementary Oil and Gas Information, page 40
Unevaluated Oil and Gas Properties, page 41
7.	The SEC’s seventh comment is related to the tabular categories required by Article 4-10(c)(7)(ii) of Regulation S-X.
Company’s Proposed Response:
     The tabular disclosure made in the Company’s Annual Report on Form 10-K for the year ended October 31, 2005 related to its unevaluated properties will be enhanced, in a form that approximates the disclosure provided below, and included in the Company’s Quarterly Report on Form 10-Q for the six months ending April 30, 2006. Thereafter, the proposed enhanced disclosure will be made annually and included in the Company’s Annual Report on Form 10-K.
     The following table shows, by category of cost and date incurred, the unevaluated oil and gas property costs excluded from the amortization computation:

				Total
Net Costs Incurred	Exploration	Development	Acquisition	Unevaluated
During Periods Ended:	Costs	Costs	Costs	Properties
October 31, 2005	$176,000	$145,000	$2,094,000	$2,415,000
October 31, 2004	170,000	—	539,000	709,000
October 31, 2003	—	—	234,000	234,000
Prior	—	—	94,000	94,000

	$346,000	$145,000	$2,961,000	$3,452,000

Securities and Exchange Commission

     The Company makes the following acknowledgements:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
     The Company has distributed an Annual Report to its shareholders and held its Annual Shareholders Meeting and would prefer that its Managements Discussion and Analysis of Financial Condition and Results of Operations, Consolidated Financial Statements and Notes in its Annual Report on Form 10-K remain identical to those found in its Annual Report to Shareholders. All of the Company’s responses have either addressed the comment by providing additional information submitted to the Staff for their review, by proposing to eliminate disclosure on a prospective basis or by proposing enhanced disclosure on a prospective basis.

CREDO PETROLEUM CORPORATION
By:	/S/ David W. Vreeman
David W. Vreeman
Chief Financial Officer (Principal Financial and Accounting Officer)

By:	/S/ James T. Huffman
James T. Huffman
Chief Executive Officer (Principal Executive Officer)

     Please contact Mr. David Vreeman, Chief Financial Officer, directly via telephone (800-297-2366) or fax (303-297-2204) regarding any further questions or comments the SEC may have.

Sincerely
/S/ David W. Vreeman
David W. Vreeman
Chief Financial Officer CREDO Petroleum Corporation